Exhibit 99.1

ObsEva Annual General Meeting 2022

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

Geneva, Switzerland and Boston, MA – April 7, 2022 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today published the invitation to its 2022 Annual General Meeting of Shareholders to be held on May 18, 2022 at 16:30 CEST at the company’s offices in Geneva, Chemin des Aulx 12, 3rd floor, 1228 Plan-les-Ouates, Switzerland.

The agenda of the meeting will be as follows:

1	Approval of the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2021

The Board of Directors proposes that the annual report, the statutory financial statements and the consolidated financial statements of ObsEva SA for fiscal year 2021 be approved.

2	Discharge of Liability for the Members of the Board of Directors and of the Executive Committee

The Board of Directors proposes that shareholders release the members of the Board of Directors and of the Executive Committee from liability for their activities during fiscal year 2021.

3	Appropriation of Financial Results

The Board of Directors proposes that the loss of USD 55,480,053 for the financial year 2021 be appropriated as follows:

Financial Year 2021
Accumulated losses brought forward from previous year	USD 328,451,570
Net loss for the year 2021	USD 55,480,053
Accumulated losses to be carried forward	USD 383,931,623

4	Elections to the Board of Directors and Election of the Chairperson of the Board of Directors

The Board of Directors proposes the re-election of the following nominees for a term of one year expiring at the closing of the 2023 Annual General Meeting:

4.1	Re-election of Annette Clancy as member of the Board of Directors and election as Chairperson of the Board of Directors

4.2	Re-election of Ernest Loumaye as member of the Board of Directors

4.3	Re-election of Brian O’Callaghan as member of the Board of Directors

4.4	Re-election of Anne VanLent as member of the Board of Directors

4.5	Re-election of Edward Mathers as member of the Board of Directors

4.6	Re-election of Catarina Edfjäll as member of the Board of Directors

Franciscus Verwiel is not standing for re-election.

The Board of Directors further proposes the election of the following nominees for a term of one year expiring at the closing of the 2023 Annual General Meeting:

4.7	Election of Stephanie Brown as member of the Board of Directors

Stephanie Brown is an accomplished executive leader with over 30 years of broad commercial experience in the bio-pharma industry. She currently serves as President North America for Santhera Pharmaceuticals, a global specialty pharmaceutical company focused on commercializing medicines for rare diseases. Over the course of her career, Stephanie has built and transformed businesses at organizations including Merck (MSD), Genentech, Biogen, and Novartis, where she held a variety of leadership roles in the USA, Canada and globally. She has deep experience in product launches and has successfully brought highly specialized, breakthrough biologics and small molecules from clinic to commercialization across a broad range of therapeutic areas.

Stephanie has chaired and governed inter-company collaborations, and has chaired, co-chaired and served on multiple executive US and global governance committees. She is a past member of the Board of Directors of the Biotechnology Innovation Organization, the biotechnology industry association in the USA. Stephanie has also served on the Operating Board of the West Island Palliative Care Residence, a non-profit organization located in Canada.

Stephanie has a BSc in Chemistry with Biology from Mount Allison University, Canada, and her MBA from Edinburgh Business School, University of Edinburgh, Scotland.

5 Elections to the Compensation Committee

The Board of Directors proposes the re-election of the following nominees for a term of one year expiring at the closing of the 2023 Annual General Meeting:

5.1 Re-election of Annette Clancy as member of the Compensation Committee

5.2 Re-election of Edward Mathers as member of the Compensation Committee

5.3 Re-election of Catarina Edfjäll as member of the Compensation Committee

6	Re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Independent Registered Public Accounting Firm

The Board of Directors proposes the re-election of PricewaterhouseCoopers SA as ObsEva SA’s auditors and independent public accounting firm for the fiscal year 2022.

7	Re-election of Perréard de Boccard SA as Independent Representative

The Board of Directors proposes the re-election of Perréard de Boccard SA, Rue de la Coulouvrenière 29, 1204 Genève, as Independent Representative of shareholders for a one-year term expiring at the closing of the 2023 Annual General Meeting.

8	Compensation of the Board of Directors and the Executive Committee

8.1 Approval of the Compensation of the Board of Directors

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of USD 2,500,000 for the members of the Board of Directors for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting.

8.2 Approval of the Compensation of the Executive Committee for the Fiscal Year 2023

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of USD 15,000,000 for the members of the Executive Committee for the fiscal year 2023, subject to potential adjustment due to the fluctuation of the applicable exchange rate.

9	Increase of ObsEva SA’s Authorized Share Capital

The Board of Directors proposes to increase to 54,310,230, the number of new ordinary shares that can be issued under the authorized share capital of ObsEva SA. For this purpose, the Board of Directors proposes to create a new authorized share capital, so that the Board of Directors be authorized to increase ObsEva SA’s share capital until 18 May 2024, by the issuance of up to 54,310,230 new shares.

10	Increase of ObsEva SA’s Conditional Share Capital for Financing Purposes

The Board of Directors proposes to increase by 12,992,629, corresponding to an increase from 22,852,124 to 35,844,753, the number of new ordinary shares that can be issued upon exercise of option and conversion rights that may be granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the Company or one of its subsidiaries, and/or upon exercise of option rights issued by the Company or one of its subsidiaries.

11	Increase of ObsEva SA’s Conditional Share Capital for Equity Plans

The Board of Directors proposes to increase by 4,707,365, corresponding to an increase from 13,758,108 to 18,465,473, the number of new ordinary shares that can be issued upon exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, members of the Board of Directors or consultants of ObsEva SA or of one of its subsidiaries under the terms of one or more equity incentive plans or regulations adopted by the Board of Directors.

12	Approval of change to ObsEva SA’s Equity Incentive Plan

Subject to approval of Proposal 11, the Board of Directors proposes to the shareholders to increase by 4,707,365, from 13,880,413 to 18,587,778, the number of new ordinary shares that can be issued under the Plan, and to amend Article 3 (a) of the Plan accordingly.

13	Approval of Issuance of Conversion Shares and Warrant Shares under Securities Purchase Agreement

The Board of Directors proposes that the shareholders approve, for purposes of complying with Nasdaq Listing Rules 5635(b) and 5635(d), the issuance of common shares issuable upon the conversion of certain convertible notes and/or common shares issuable upon the exercise of certain warrants issued or issuable under the Company’s Amended and Restated Securities Purchase Agreement, dated as of October 12, 2021, with certain funds and accounts managed by JGB Management, Inc.

The full invitation to the AGM 2022 may be found in the general meetings section of the Company’s website, [here]. To access the invitation to the AGM 2022 directly, please click [here].

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Katja Bührer

Katja.buhrer@obseva.com

+1 (917) 969-3438